UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended September 30, 2025

FRONTIERAS NORTH AMERICA, Inc.

(Exact name of registrant as specified in its charter)

Wyoming	87-2916838
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1000 Main Street Suite 2300
Houston, TX	77002
(Address of principal executive offices)	(Zip Code)

(602) 509-0950

Registrant's telephone number, including area code

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term "Frontieras North America," "we,""us," "our," or "the Company" refers to Frontieras North America, Inc. and our subsidiaries on a consolidated basis.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "may," "could," "estimate," "project," "plan," "predict," "probable," "possible," "should," "continue, "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. THE COMPANY'S BUSINESS

The information required by Item 1 is incorporated by reference to Item 7 - Business of the Company's Offering Statement on Form 1-A (File No. 024-12682), as qualified on December 15, 2025  and filed on October 31, 2025 (the 'Qualified Form 1-A').

Updates since the Qualified Form 1-A.

Since the Company's disclosure in the Qualified Form 1-A, the Company has closed on the 183.4 acres of the project property in Mason County, West Virginia referenced in the Qualified Form 1-A as a primary use of proceeds and subject to the Real Estate Option Agreement filed as an exhibit to the Qualified Form 1-A (the "Property"). See Exhibit 6.2a - Real Estate Option Agreement and Exhibit 6.2c Addendum No. 10 to Real Estate Option Agreement. The closing occurred on January 16, 2026, pursuant to the Real Estate Purchase Agreement, for total consideration of $4,835,000, funded primarily by a $3,585,000 secured promissory note due July 15, 2026  (the "Promissory Note"). See Exhibit 6.2d - Real Estate Purchase Agreement and Exhibit 6.2f - Promissory Note. This step advances our development timeline but introduces risks related to debt servicing. Failure to repay the Promissory Note by the maturity date would likely result in an extension of the maturity date with unfavorable modified terms and/or a financial penalty. Absent an extension, failure to repay could lead to loss of the Property through foreclosure, disrupting our expansion plans and requiring us to identify alternative sites, potentially increasing our land acquisition cost by 30% to 40% and delaying operations by six to twelve months.

The property is expected to serve as the location of the Company's first commercial-scale facility as described in the Qualified Form 1-A.

Except as described above, there have been no other material changes to the information incorporated by reference under this Item 1.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Developments

In addition to developments previously disclosed in the Qualified Form 1-A

• West Virginia Property Closing. As described under Item 1, the Company closed on the purchase of the Property on January 16, 2026 with financing primarily provided by the Promissory Note.

• Equity Incentive Plan Update. The Company has modified its equity incentive plan arrangements and adoptedan updated equity incentive plan dated December 29, 2025 (the "A & R 2025 Plan"), intended to  amend and restate the Company's 2025 Equity Incentive Plan (the "2025 Plan") previously described in the Qualified Form 1-A. The material terms of the A & R 2025 Plan are described under Item 3 and filed as an exhibit to this report.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of September 30, 2025.

Results of Operations

Year Ended September 30, 2025 Compared to September 30, 2024

The following table summarizes our results of operations for the fiscal years ended September 30, 2025 and 2024:

	Fiscal Year Ended September 30, 2025	Fiscal Year Ended September 30, 2024	Change ($)	Change (%)
Revenue	$0	$0	$0	0%
Operating Expenses	$2,129,229	$980,134	$1,149,095	117%
Net Loss	($2,089,223)	($1,022,285)	$1,066,938	104%

Revenue

We remained pre-revenue in 2025 and 2024, with plans to generate revenue once our first commercial facility becomes operational.

Operating Expenses

For the fiscal year ended September 30, 2025, our operating expenses were $2,129,229, compared to $980,134 in 2024, representing an increase of $1,149,095 or 117%. These operating expenses are comprised of $2,012,207 in general and administrative expenses and $117,022 in sales and marketing expenses, reflecting our continued investment in project development and preparing for the Mason County, WV project while securing necessary financing.

Net Loss

For the fiscal year ended September 30, 2025, we incurred a net loss of $2,089,223, compared to a net loss of $1,022,285 for the fiscal year ended September 30, 2024, representing an increase of $1,066,938 or 104%. This increase in net loss was primarily due to the higher operating expenses described above, as we continued to invest in our growth strategy and preparations for our first commercial facility.

LIQUIDITY AND CAPITAL RESOURCES

Year Ended September 30, 2025 Compared to September 30, 2024

As of September 30, 2025, our cash and cash equivalents were $1,473,134, compared to $66,438 as of September 30, 2024, and we had a working capital surplus of $2,465,225 compared to a working capital surplus of $331,260 in 2024. This liquidity position is primarily the result of our successful Regulation CF offering that closed in April 2025, which raised $4,603,795, less offering expenses. Our total assets as of September 30, 2025 were $3,114,859, which included:

• Cash and cash equivalents: $1,473,134

• Real estate option agreement: $732,500

• Deferred costs, Prepaids and Other current assets: $696,676

• Property and equipment, net: $212,549

As of September 30, 2025, our total liabilities were $437,085, which related to accounts payable of $436,430 and accrued expenses of $655. Our stockholders' equity was $2,677,774, which included common stock par value and additional paid-in capital of $6,730,370, an accumulated deficit of $1,963,373, and a net loss of $2,089,223.

The substantial improvement in our cash position compared to September 30, 2024 provides us with greater financial flexibility to advance our Mason County project while we pursue additional financing to fully fund construction of our first commercial facility.

The Company has a net operating loss of $2,089,223, an operating cash outflow of $2,363,971 and liquid assets in cash of $1,473,134, as of September 30, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Subsequent to September 30, 2025, on January 16, 2026, we finalized the purchase of the Property for $4,835,000, applying $882,500 in prior option payments and an additional $367,500 payment from available cash balances toward the purchase price. The transaction was financed in part by the Promissory Note bearing interest at ten percent (10%) per annum and secured by the Property. This acquisition supports our planned development of our first commercial facility but increases our near-term debt obligations.

We anticipate funding the Promissory Note repayment through ongoing capital raises, including our Regulation A+ offering, or potential refinancing. However, our ability to meet this obligation depends on successfully raising sufficient capital and achieving operational milestones. If we are unable to repay or refinance the note by its maturity date, we may face default, potential foreclosure on the collateral, increased interest costs, or restrictions on future financing, which could materially adversely affect our liquidity, delay facility construction, and impact our overall business operations. Failure to repay the Promissory Note could lead to loss of the Property through foreclosure, disrupting our expansion plans and requiring us to identify alternative sites, potentially increasing costs by 30%-40%, or approximately $1.5 million to $1.9 million, and delaying operations by six to twelve months

There are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

Cash Flow Analysis

Cash Flow from Operating Activities

For the fiscal year ended September 30, 2025, net cash used in operating activities was $2,363,971 compared to $960,104 in 2024.  The main components of our operating activities during this period were professional fees as we focused on advancing our development plans and capital raising activities, and due diligence costs for the West Virginia land acquisition.

Cash Flow from Investing Activities

For the fiscal year ended September 30, 2025, our investing activities consisted of deposits related to our Mason County project site $400,000 and costs for pre-construction engineering and design costs. These investments are crucial for our project development as we prepare for construction of our first commercial facility.

Cash Flow from Financing Activities

For the fiscal years ended September 30, 2025, net cash provided by financing activities was $4,383,216, consisting of $1,260,020 proceeds from our 2024-2025 Regulation D offering and $4,603,795 proceeds from our Regulation CF offering that closed in April 2025, less offering expenses of $391,323 paid to our offering platform host Dealmaker, and legal, advertising and marketing expenses of $1,089,276 related to our capital campaign. This successful capital raise significantly improved our cash position and provided essential working capital to fund our ongoing operations and project development activities.

Overall, our cash flow profile reflects the pre-revenue nature of our business, with operating expenses and development costs funded primarily through equity financings. For the fiscal year ended September 30, 2025, we used approximately $2.4 million in cash for operating activities. While this equates to an average monthly burn rate of approximately $200,000, a portion of these expenses were non-recurring or front-loaded (including land due diligence costs of approximately $306,00 and professional fees of approximately $886,000) and may not represent ongoing monthly cash use. As of September 30, 2025, we held $1,473,134 in cash and cash equivalents. Depending on the level of recurring operating expenses going forward, this balance is expected to provide approximately nine months of runway. Historically, our liquidity has depended on periodic capital raises-including Regulation D private placements in 2023 and 2024 and our $4,603,795 Regulation CF raise in April 2025-and we expect to continue to require such financings until project-level debt and equity are secured. Future financing cycles will be closely tied to the pace of operating expenditures, progress on engineering and permitting milestones, and obligations under the Promissory Note.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The information required by Item 3 is incorporated by reference to Item 10 - Directors, Executive Officers and Significant Employees & Item 11 - Compensation of Directors and Executive Officers of the Company's Offering Statement on Form 1-A (File No. 024-12682), as qualified on December 15, 2025  and filed on October 31, 2025.

Except as described in this Item 3 below, there have been no material changes since this aforementioned disclosure.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended September 30, 2025, the Company paid an aggregate of $1,176,375 to its five principal officers (CEO, CTO, CFO, CCO, and Vice President of Corporate Affairs) under independent contractor arrangements and $9,375 to its CFO under an employment agreement. The payments under independent contractor arrangements were not fixed recurring salaries but were determined by the Board of Directors based on liquidity and available working capital and may be subject to adjustment or deferral. Accordingly, they should not be viewed as fixed recurring salary obligations.

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended September 30, 2025:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Matthew McKean	Chief Executive Officer, Director	$375,000	$-	$375,000
Joseph Witherspoon	Chief Technology Officer, Director	$375,000	$-	$375,000
Jose Lopez*	Chief Financial Officer	$90,625	$-	$90,625
Andrea Moran	Chief Commercial Officer	$172,500	$-	$172,500
Doug Remy	Director	$172,625	$-	$172,625

Since the qualification of our offering statement on December 15, 2025, our Chief Executive Officer, Chief Technology Officer, Chief Commercial Officer, and Vice President of Corporate Affairs have transitioned from independent contractor (W-9) to employee (W-2) status, with formal employment agreements to be memorialized. Our Chief Financial Officer had transitioned to W-2 status in September 2025.

Equity Incentive Plan Update

The Company previously adopted the Frontieras North America 2025 Equity Incentive Plan (the "2025 Plan"), as described in the Qualified Form 1-A and filed as Exhibit 6.6a thereto. On December 31, 2025, the Board adopted the A & R 2025 Plan and updated standard award forms which replace the July 2025 version and forms previously filed with our Form 1-A.

The material terms of the A & R 2025 Plan are, most notably, that shares re-acquired by the Company in satisfaction of an award exercise price or tax withholding obligations again become available for issuance under the plan, which may increase the number of shares that can be reissued over time from the stated reserve. In addition, the updated standard stock option grant form reflects an annual vesting schedule (25% per year) and provides for acceleration of unvested option shares upon a Change in Control (as reflected in the applicable grant notice).This summary of the material change is qualified in its entirety by reference to the A & R 2025 Plan and the applicable updated forms filed as an exhibit to this report. See Exhibit 6.6c - Amended and Restated 2025 Equity Incentive Plan and Exhibit 6.6d - Form of Stock Option Grant Notice, Option Agreement, and Notice of Exercise.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2025, for: (i) each person known by us to beneficially own more than 5% of our outstanding common stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the securities. Percentages are based on 250,380,995 shares of Class A Common Stock, 93,989,250 shares of Class B Common Stock, and 714,695 shares of Class C Common Stock outstanding as of June 30, 2025.

Name of Beneficial Owner	Class A Common Stock (1)	% of Class A	Class B Common Stock	% of Class B	% of Total Outstanding Common Stock	Percentage of Total Voting Power
Matthew McKean	138,887,933 (2)	55.5%	46,994,625	50.0%	40.2%	51.1%
Joseph Witherspoon	138,887,933 (2)	55.5%	46,994,625	50.0%	40.2%	51.1%
Doug Remy	1,251,000	0.5%	0	0%	0.4%	0.11%
Andrea Moran	1,250,000	0.5%	0	0%	0.4%	0.11%
All directors & executive officers as a group (4 persons)(3)	187,134,808	75.46%	91,893,308	100%	54.2%	92.86%
Frontier Applied Sciences, Inc.	91,893,308	36.7%	0%	0%	26.6%	8.5%
Maui Scottsdale Trust II (4)	25,000,000	9.95%	0%	0%	7.2%	2.28%

(1) Each share of Class A Common Stock entitles the holder to one vote; each share of Class B Common Stock entitles the holder to ten votes; shares of Class C Common Stock have no voting rights.

(2) Matthew McKean and Joseph Witherspoon are the founders of Frontier Applied Sciences, Inc. ("FrontierAS") and collectively own 3,759,750 shares of FrontierAS common stock out of 6,254,000 shares outstanding, representing approximately 60.1% of FrontierAS. As a result, each of Mr. McKean and Mr. Witherspoon may be deemed to beneficially own the 91,893,308 1, shares of our Class A Common Stock held of record by FrontierAS. The same shares are shown in the table as beneficially owned by FrontierAS; ownership is not additive.

(3) For this aggregate calculation, the beneficially owned interest  91,893,308 of FrontierAS is calculated once.

(4) Shares are held of record by Maui Scottsdale Trust II. Adrienne Shumway, Trustee has voting and dispositive power over these shares and may be deemed to beneficially own such shares.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The information required by Item 5 is incorporated by reference to Item 13 - Interest of Management and Others in Certain Transactions of the Company's Offering Statement on Form 1-A (File No. 024-12682), as qualified on December 15, 2025  and filed on October 31, 2025.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

FRONTIERAS NORTH AMERICA, INC.

(A Wyoming Profit Corporation)

FINANCIAL STATEMENTS

ACCOUNTANTS' AUDIT OPINION REPORT

SEPTEMBER 30, 2025 AND 2024

F-1

FRONTIERAS NORTH AMERICA, INC.

Financial Statements

For the years ended September 30, 2025 and 2024

F-2

FRONTIERAS NORTH AMERICA

Audited Financial Statements

As Of And For The Years Ended September 30, 2025 and 2024

(Expressed in United States Dollars)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Frontieras North America

Houston, Texas

Opinion

We have audited the financial statements of Frontieras North America (the "Company") which comprises the balance sheets as of September 30, 2025 and September 30, 2024, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and September 30, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

January 28, 2026

Calabasas, California

FRONTIERAS NORTH AMERICA Balance Sheets As Of September 30, 2025 And 2024

As of September 30,	2025	2024
(USD $ in Dollars)
ASSETS
Current Assets:
Cash	$1,473,134	$66,438
Real Estate Option Agreement	732,500	332,500
Deferred Costs	$560,144	$-
Prepaids and Other Current Assets	136,532	-
Total Current Assets	2,902,310	398,938
Propety and equipment, net	212,549	-

Total Assets	$3,114,859	$398,938

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$436,430	$165
Accrued Expense	655	15,416
Convertible Notes	-	50,000
Accrued Interest	-	2,097
Total Current Liabilities	437,085	67,678

Total Liabilities	437,085	67,678

STOCKHOLDERS' EQUITY
Common Stock Class A	5,033	5,012
Common Stock Class B	9,399	9,399
Common Stock Class C	71	-
Additional Paid in Capital	6,715,867	2,280,222
Accumulated Deficit	(4,052,596)	(1,963,373)
Total Stockholders' Equity	2,677,774	331,260
Total Liabilities and Stockholders' Equity	$3,114,859	$398,938

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA Statements of Operations For The Years Ended September 30, 2025 And 2024

For The Years Ended September 30,	2025	2024
(USD $ in Dollars)
Net Revenue	$-	$-
Cost of Goods Sold	-	-
Gross Profit	-	-

Operating Expenses
General and Administrative	2,012,207	916,337
Sales and Marketing	117,022	63,797
Total Operating Expenses	2,129,229	980,134

Operating Loss	(2,129,229)	(980,134)

Other Income/(Expense)
Interest Income	40,431	-
Interest Expense	(425)	(42,151)
Total Other Income/(Expense)	40,006	(42,151)

Loss Before Provision For Income Taxes	(2,089,223)	(1,022,285)
Provision/(Benefit) For Income Taxes	-	-
Net Loss	$(2,089,223)	$(1,022,285)

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA Statements of Changes in Stockholders’ Equity/(Deficit) For The Years Ended September 30, 2025 And 2024

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid In	Accumulated	Total Stockholders'
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity/(Deficit)
Balance-September 30, 2023	250,060,000	$5,001	-	$-	-	$-	$851,499	$(941,088)	$(84,588)
Issuance of Stock Class A	111,000	11	-	-	-	-	549,989	-	550,000
Issuance of Stock Class B	-	-	93,989,250	9,399	-	-	-	-	9,399
Capital Contribution	-	-	-	-	-	-	186,583	-	186,583
Debt to Equity Conversion	-	-	-	-	-	-	692,151	-	692,151
Net Loss	-	-	-	-	-	-	-	(1,022,285)	(1,022,285)
Balance-September 30, 2024	250,171,000	$5,012	93,989,250	$9,399	-	$-	$2,280,222	$(1,963,373)	$331,260
Issuance of Stock Class A	209,995	21	-	-	-	-	1,259,979	-	1,260,000
Issuance of Stock Class C	-	-	-	-	714,695	-	3,123,126	-	3,123,126
Capital Contribution	-	-	-	-	-	-	90	-	90
Debt to Equity Conversion	-	-	-	-	-	-	52,521	-	52,521
Net Loss	-	-	-	-	-	-	-	(2,089,223)	(2,089,223)
Balance-September 30, 2025	250,380,995	$5,033	93,989,250	$9,399	714,695	$-	$6,715,938	$(4,052,596)	$2,677,774

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA Statements of Cash Flows For The Years Ended September 30, 2025 And 2024

For The Years Ended September 30,	2025	2024
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(2,089,223)	$(1,022,285)
Interest expense converted to Equity	2,521	42,151

Adjustments to reconcile net loss to net cash used in operating activities:
Changes In Operating Assets and Liabilities:
Deferred Costs	(560,144)	-
Prepaids and Other Current Assets	(136,532)	7,500
Accounts Payable	223,716	(395)
Accrued Expense	(14,761)	15,416
Accrued Interest	(2,097)	(2,491)
Net Cash Used In Operating Activities	(2,576,520)	(960,104)

CASH FLOW FROM INVESTING ACTIVITIES
Payments to Extend Real Estate Option	(400,000)	(195,000)
Net Cash Used In Investing Activities	(400,000)	(195,000)

CASH FLOW FROM FINANCING ACTIVITIES
Stock Issue Class A	1,260,000	550,000
Stock Issue Class B	-	9,399
Stock Issue Class C	3,123,126	-
Capital Contribution	90	186,583
Borrowing on Convertible Notes	-	300,000
Net Cash Provided By Financing Activities	4,383,216	1,045,982

Change in Cash	1,406,696	(109,122)
Cash-Beginning of The Year	66,438	175,560
Cash-End of The year	$1,473,134	$66,438

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash (Paid) Received During The Year For:
Interest	$40,431	$-
Income Taxes	$-	$-
Non Cash Financing Activity:
Conversion of convertible notes into common stock including unpaid accrued interest	$52,521	$692,151

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

1. NATURE OF OPERATIONS

Frontieras North America was incorporated on March 25, 2021, in the state of Wyoming. The financial statements of Frontieras North America (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Houston, Texas.

Frontieras North America is an energy and environmental technology company bringing breakthrough fuel-discovery innovation to solid hydrocarbon materials. With coal as its main feedstock, Frontieras deconstructs coal to extract volatiles, moisture, and contaminants into three highly profitable forms of energy: gases, liquids and solids. Our products are sold into existing markets including diesel, aviation fuels, naphtha, metallurgical coal and hydrogen.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to US GAAP.

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP. The Company has adopted September 30th as its fiscal year-end.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Option Agreement

The Company entered into a real estate option agreement wherein the Company has the exclusive option to acquire a certain property on which the first commercial facility will be constructed. The Company recognized the payments made under this arrangement at cost as an asset. As per the guidance under US GAAP, such costs shall be made part of the underlying property when acquired and recorded as a period expense in the statement of operations if lapsed. These amounts are carried at cost and are evaluated for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. As of September 30, 2025 and September 30, 2024, no impairment has been identified.

Long-lived assets with definite lives

Property and equipment are carried at cost less accumulated depreciation. As at September 30, 2025 no long-lived assets had been placed in service, consequently there is no accumulated depreciation. When placed in service, depreciation and amortization will be recorded applying the straight-line method over the asset's estimated useful lives.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

Long-lived assets with definite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of certain assets may not be recovered over their estimated remaining useful lives ("triggering events"). Assets are grouped at the lowest level at which identifiable cash flows are largely independent of other asset groupings for impairment assessment. If there is a triggering event, we estimate future cash flows over the life of the respective assets or asset groupings in our assessment of its recoverability. These estimates of cash flows are based on historical cyclical trends in the industry as well as our expectations regarding the continuation of these trends in the future. If estimated undiscounted cash flows expected to result from the use and eventual disposition of an asset or asset group is less than its respective carrying amount, an impairment loss is recognized in the amount by which the carrying amount exceeds its estimated fair value.

Income Taxes

Frontieras North America is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended September 30, 2025, and 2024 amounted to $117,022 and $63,797, respectively, and are included in sales and marketing expenses.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 480, Distinguishing Liabilities from Equity, and related guidance under ASC 815, Derivatives and Hedging, and ASC 825, Financial Instruments. Convertible notes are evaluated at issuance to determine whether they should be classified as a liability or equity instrument. Since the Company's notes are mandatorily redeemable in cash absent conversion and include a conversion feature that may result in the issuance of a variable number of shares, the notes do not meet the criteria for equity classification and are recorded as liabilities.

The convertible notes are carried at amortized cost, as the Company has not elected the fair value option provided under ASC 825. Interest expense is recognized using the effective interest method over the contractual term of the notes.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

The conversion feature is not bifurcated as a separate derivative instrument because it is indexed to the Company's own stock and does not meet the criteria for derivative liability classification. Upon conversion, the carrying amount of the notes and any related accrued interest are reclassified to equity, with no gain or loss recognized.

Significant non-cash conversions of debt and accrued interest into common stock are disclosed in the statement of cash flows as non-cash financing activities.

Related Party Transactions Policy

The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. Related parties include the Company's executive officers, directors, principal stockholders, immediate family members of such individuals, and entities under their control or significant influence.

Transactions with related parties are recorded at the exchange amount, which represents the amount of consideration agreed upon by the parties. Management evaluates related party arrangements to determine whether the terms are consistent with those available in arm's-length transactions.

The Company discloses all material related party transactions, including the nature of the relationship, the description of the transactions, the dollar amounts involved, and any amounts due to or from related parties outstanding at the reporting date.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2026, the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deferred Costs, Prepaids and Other Current Assets

Deferred Costs, Prepaids and Other Current Assets consist of the following items:

As of September 30,	2025	2024
Deferred Costs	$560,144	$-
Prepaid Expenses	$77,324	$-
Advance to Vendors	$55,000	$-
Employee Cash Advances	$4,209	$-
Total Deferred Costs, Prepaids and Other Current Assets	$696,676	$-

Deferred costs are specific incremental costs directly attributable to a proposed offering of securities. The deferred costs will be charged against the gross proceeds of the offering.

Real Estate Option Agreement

On March 10, 2022, the Company entered into a real estate option agreement with BJ Builders, Inc., a West Virginia Corporation. Under the agreement the Company has an exclusive option to acquire 183.4 acres of land in Mason County, West Virginia, the planned site of its first facility. Upon exercising the option, the Company will purchase the land package at the agreed terms and pay the pre-agreed upon purchase price. On December 13, 2025, the option period was extended to January 16, 2026 and exercised on that date. See Note 10 for additional information on the land purchase.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

During the year ended September 30, 2025, the Company made payments amounting to $400,000 in conjunction with amendments to extend the option period. The total consideration paid for the option is as follows:

As of September 30,	2025	2024
Real Estate Option Agreement	$732,500	$332,500
Total Real Estate Option Agreement	$732,500	$332,500

4. PROPERTY AND EQUIPMENT

Property and Equipment, net

Net Property and Equipment consist of the following:

As of September 30,	2025	2024
Construction in Progress	$212,549	$-
Total Property and Equipment	$212,549	$-
Less Accumulated Depreciation	$-	$-
Property and Equipment, net	$212,549	$-

Captalized property and equipment costs are for pre-construction related engineering and design costs classified as construction-in-progress. As at September 30, 2025 no long-lived assets had been placed in service, consequently there is no accumulated depreciation. When placed in service, depreciation and amortization will be recorded applying the straight-line method over the asset's estimated useful lives.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue up to 500,000,000 shares of Class A common stock at a par value of $0.0001, up to 250,000,000 of Class B common stock at a par value of $0.0001, and up to 250,000,000 of Class C common stock at a par value of $0.0001.  The Class A common stock has both voting rights and economic value. The Class B common stock has super-majority voting rights (ten votes per share held) but no economic value, and the Class C shares have economic value but no voting rights. As of September 30, 2025 there were 250,380,995 shares of Class A stock, 93,989,250 shares of Class B stock and 714,695 shares of Class C stock outstanding. As of September 30, 2024 there were 250,171,000 shares of Class A stock and 93,989,250 shares of Class B stock outstanding (no Class C shares had been issued).

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

On June 14, 2024, the Company's Board of Directors authorized a 5-for-1 stock split for stockholders of record as of June 30, 2024 to be effective on July 1, 2024. Accordingly, the Company has restated the number of shares outstanding as of September 30, 2024 in accordance with US GAAP to reflect the stock split.

Stock-Based Compensation

Effective July 14, 2025, the Company adopted the Frontieras North America 2025 Equity Incentive Plan (the "Plan"). The Plan is intended to attract and retain employees, consultants, and directors and to align their interest with those of the Company's shareholders.

Under the Plan, the Company is authorized to grant the following types of awards:

- Incentive Stock Options (ISOs)

- Non-qualified Stock Options (NSOs)

- Stock Appreciation Rights (SARs)

- Restricted Awards (including Restricted Stock and Restricted Stock Units)

A total of 50,000,000 shares of the Company's Common Stock ($0.0001 par value) are reserved for issuance under the Plan. Shares subject to award are canceled, forfeited, or expire prior to exercise become available again for future issuance.

During the fiscal year 2025 the Company granted stock options under the Plan. In June 2025, the Company granted an option to an officer to purchase 500,000 share of Common Stock at an exercise price of $6.00 per share.

The following table summarizes stock option activity for the year ended September30, 2025:

Weighted-Average
		Weighted-Average	Remaining Contractual	Aggregate Intrinsic
Stock Option Activity	Number of Shares	Exercise Price	Term (Years)	Value
Oustanding at October 1, 2024	-	$-
Granted	500,000	$6
Exercised	-	$-
Forfeited or Expired	-	$-
Oustanding at September 30, 2025	500,000	$6	9.71	$-
Exercisable at September 30, 2025	-	$-

As of September 30, 2025, a total of 50,000,000 shares of Common Stock were authorized for issuance under the Plan. Of this amount, 500,000 shares are subject to an outstanding option grant, and 49,500,000 shares remain available for issuance.

The options granted generally vest over a four-year period, with 1/4th of the total shares vesting on the one-year anniversary of the Vesting Commencement Date (June 16, 2026) and the remaining shares vesting in equal annual installments thereafter, subject to continuous service. The options have a maximum contractual term of 10 years from the date of grant.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

The Company estimates the grant-date fair value of the stock options using the Black-Scholes option-pricing model. For the option granted on June 16, 2025, the following weighted-average assumptions were utilized:

As of September 30, 2025
Expected term (years)	6.25
Expected volatility	60%
Risk-free interest rate	3.9%
Expected dividend yield	0%

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using historical volatility of comparable public companies Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the Unites States government securities appropriate for the expected term of the Company's employee stock options.

The dividend yield assumption for option granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The stock options granted in 2025 have a service-based vesting period that commences on June 16, 2026. Accordingly, consistent with the Company's service-based vesting requirements, no stock-based compensation expense was recognized for the fiscal year ended September 30, 2025. Future stock-based compensation expense will be recognized over the applicable service period as the awards vest.

6. DEBT

Convertible Notes

Below are the details of the convertible notes:

					As of September 30, 2025			As of September 30, 2024
	Principal	Interest	Borrowing	Maturity	Current	Non-Current	Total	Current	Non-Current	Total
Debt Instrument Name	Amount	Rate	Period	Date	Portion	Portion	Indebtedness	Portion	Portion	Indebtedness
2024 Convertible Note - a certain lender	$50,000	10%	04/30/2024	10/31/2024	$-	$-	$-	$50,000	$-	$50,000
					$-	$-	$-	$50,000	$-	$50,000

The convertible notes were convertible into Class A common shares at a conversion price. The outstanding principal amount and accrued interest of this debenture may be converted into shares of Class A common stock of the Company ("Shares") at a price equal to twenty-five dollars ($25.00) per share (five dollars ($5.00) per share post-stock split). Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

For the years ended September 30, 2025 and September 30, 2024 a total of $52,521 and $692,151, respectively, in notes payable and accrued interest were settled and the noteholders received Class A shares. As of September 30, 2025 all noteholders settled the notes by executing the Option Agreement entered with Frontier Applied Sciences, Inc. (FAS). The Option Agreement gave each noteholder the option to purchase FAS shares at a specified price up to the amount of their note principal and accrued interest and, in addition, FAS transferred five shares of class A FNA common stock it holds. A total of $700,000 in note principal and $44,672 accrued interest was settled through the option agreement, resulting in FAS transferring 2,497,635 shares it held to the noteholders.

7. INCOME TAXES

The provision for income taxes consists of the following:

For the Year Ended September 30,	2025	2024
Provision for Income Tax	$(373,210)	$(213,915)
Valuation Allowance	$373,210	$213,915
Net Provision for Income Tax	$-	$-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of September 30,	2025	2024
Net Operating Loss and Other Carry-Forwards	$848,280	$393,755
Valuation Allowance	$(848,280)	$(393,755)
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of September 30, 2025, and September 30, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending September 30, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,648,568. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of September 30, 2025 and September 30, 2024, the Company had no unrecognized tax benefits.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2025, and September 30, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY TRANSACTIONS

The Company compensates its operating principals (CEO, CTO, CFO, CCO, VP Corporate Affairs) via independent contractor arrangements.  For the years ended September 30, 2025 and 2024, these payments totaled $1,176,375 and $640,000, respectively. There were no other related party transactions during these fiscal years.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2025, through January 28, 2026, which is the date the financial statements were available to be issued.

In October of 2025, the Company launched a Regulation Crowdfunding ("Reg CF") capital raise closed in November of 2025 and the Company raised over $800,000 of new working capital for its operations, less fundraising expenses. The raise was a continuation of an earlier Reg CF capital raise that closed in April 2025.

In December of 2025, the Company launched a Regulation A+ ("Reg A+") capital raise. As at January 28, 2026 the Company raised approximately $700,000 of new working capital for its operations, less fundraising expenses.

Subsequent to year-end, the company extended its real estate option agreement for 183.4 acres in Mason County, West Virginia, with non-refundable payments applied to the purchase price. On December 13, 2025, the option period was extended to June 16, 2026, with a $50,000 payment, increasing the option value to $882,500. On January 16, 2026, the Company finalized the purchase of the land for a purchase price of $4,835,000. Payments totaling $882,500 made under the option agreement were applied to the purchase price. To finance the land purchase the Company executed a promissory note for $3,585,000 due July 15, 2026.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

FRONTIERAS NORTH AMERICA Notes to Financial Statements As Of And For The Years Ended September 30, 2025 and 2024

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,089,223, an operating cash outflow of $2,363,971 and liquid assets in cash of $1,473,134, which is less than a year's worth of cash reserves as of September 30, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. As noted in the preceding Footnote 10, the Company raised capital of approximately $1,500,000 subsequent to September 30, 2025.

However, there are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

ITEM 8. EXHIBITS

The exhibits listed in the exhibit index below are either (i) filed with this report or (ii) incorporated by reference to exhibits previously filed with the Company's Offering Statement on Form 1-A (File No. 024-12682), as qualified on December 15, 2025, or other filings by the Company, in each case as indicated below.

Exhibit No.	Description
2.1	(incorporated by reference) Articles of Incorporation of Frontieras North America, filed with the Wyoming Secretary of State on March 25, 2021
2.2	(incorporated by reference) Articles of Amendment filed August 11, 2024 (authorizing Class A, Class B, and Class C Common Stock) and Article V Text
2.3	(incorporated by reference) Bylaws of Frontieras North America, Inc.
3.1	(incorporated by reference) Form of Subscription Agreement (Regulation A+ Offering)
6.1	(incorporated by reference) License Agreement between Frontieras North America, Inc. and Frontier Applied Sciences, Inc., dated July 22, 2022
6.2a	(incorporated by reference) Real Estate Option Agreement between Frontieras North America, Inc. and BJ Builders, Inc., dated March 10, 2022
6.2c	*Addendum No. 10 to Real Estate Option Agreement, dated December 13, 2025
6.2d	*Real Estate Purchase Agreement between Frontieras North America, Inc. and BJ Builders, Inc., dated January 16, 2026.
6.2e	*Post Closing Covenant Agreement between Frontieras North America, Inc. and BJ Builders, Inc., dated January 16, 2026
6.2f	*Promissory Note between Frontieras North America, Inc. and BJ Builders, Inc., dated January 16, 2026
6.3	(incorporated by reference) JEPCO Engineering Services Agreement dated March 22, 2022.
6.4	(incorporated by reference) Share Purchase Agreement between Frontieras North America, Inc. and GEM Global Yield LLC SCS, dated November 26, 2024
6.5	(incorporated by reference) Consolidated Asset Management Services (CAMS) Master Services Agreement (unsigned)
6.6a	(incorporated by reference) Frontieras North America 2025 Equity Incentive Plan, dated July 14, 2025
6.6b	(incorporated by reference) Form of Stock Option Grant Notice, Option Agreement, and Notice of Exercise (under the 2025 Equity Incentive Plan)
6.6c	*Frontieras North America Amended and Restated 2025 Equity Incentive Plan, dated December 29, 2025
6.6d	*Form of Stock Option Grant Notice, Option Agreement, and Notice of Exercise (under the Amended and Restated 2025 Equity Incentive Plan)
6.7a	(incorporated by reference) Employment Agreement with Jose Lopez, Chief Financial Officer, dated August 21, 2025
6.7b	(incorporated by reference) Lopez Stock Option Grant (unsigned)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 28, 2026.

FRONTIERAS NORTH AMERICA, INC.

By:	/s/ Matthew McKean
Name:	Matthew McKean
Title:	CEO
Date:	January 28, 2026

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Matthew McKean
Name:	Matthew McKean
Title:	Director
Date:	January 28, 2026

By:	/s/ Jose Lopez
Name:	Jose Lopez
Title:	Chief Financial Officer
Date:	January 28, 2026

By:	/s/ Joseph Witherspoon
Name:	Joseph Witherspoon
Title:	Director
Date:	January 28, 2026

By:	/s/ Doug Remy
Name:	Doug Remy
Title:	Director
Date:	January 28, 2026